Exhibit 99.1

Draganfly to Participate in Canadian Working Group for Uncrewed Aircraft Systems in Support of Government of Canada’s Newly Announced Defence Industrial Strategy

Ottawa, ON – February 19, 2026 – Draganfly Inc. (NASDAQ: DPRO) (CSE: DPRO) (FSE: 3U8A) (“Draganfly” or the “Company”), an award-winning, industry-leading drone solutions and systems developer, welcomes the Government of Canada’s newly announced Defence Industrial Strategy and, as an initial step in supporting its implementation, will participate in the Canadian Army’s first Collaborative Uncrewed Aircraft Systems Working Group beginning Monday, February 23, in Ottawa, Canada.

Announced on Tuesday, February 17, Prime Minister Mark Carney unveiled a visionary and transformational Defence Industrial Strategy to rebuild, renew, and rearm the Canadian Armed Forces (CAF). The Strategy represents a fundamental shift toward strengthening Canada’s sovereign defence capabilities across supply chains and domestic production, with particular emphasis on advancing uncrewed and autonomous aerial systems.

On Monday, February 23, Draganfly will participate in the Canadian Army Minerva Uncrewed Aircraft Systems Working Group, an event directly aligned with the key priorities of the Defence Industrial Strategy. The Strategy identifies drones as a critical sovereign capability for Canada, underscoring the importance of investing in domestic expertise and strategic partnerships with Canadian defence firms such as Draganfly. This approach supports secure supply chains, sustained innovation, and reliable domestic production capacity to meet the needs of the Canadian Armed Forces.

As the world’s oldest commercial drone manufacturer, with over 25 years of design, engineering, and development experience, and as one of the few Canadian manufacturers with proven, field-tested drone solutions, Draganfly is well positioned to support the Government of Canada’s vision to strengthen domestic defence capabilities. The Strategy’s emphasis on developing sovereign Canadian defence competencies, building a resilient and innovative industrial base, and making “Build in Canada” the guiding North Star of procurement reflects a meaningful and transformational shift.

Draganfly looks forward to playing a leadership role within Canada’s defence industry and working with the Government of Canada to strengthen the country’s domestic capacity to design, develop, and produce advanced drone solutions and systems.

About Draganfly

Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8A) is a leader in cutting-edge drone solutions and software that are transforming industries and serving stakeholders globally. Recognized for innovation and excellence for over 25 years, Draganfly delivers award-winning technology to the public safety, agriculture, industrial inspection, security, mapping, and surveying markets. The Company is driven by passion, ingenuity, and a mission to provide efficient solutions and first-class services to customers worldwide, saving time, money, and lives.

For more information, visit www.draganfly.com.

For investor details, visit:

NASDAQ (DPRO)

CSE (DPRO)

FSE (3U8A)

Media Contact

Erika Racicot

Email: media@draganfly.com

Company Contact

Cameron Chell

Chief Executive Officer

(306) 955-9907

info@draganfly.com

Forward-Looking Statements

This release contains certain “forward looking statements” and certain “forward-looking information” as defined under applicable securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking statements include, but are not limited to, statements with respect to Draganfly’s participation in the Uncrewed Aircraft Working Group, as well as the statement that Draganfly looks forward to working with the Government of Canada to pursue potential partnerships that strengthen Canada’s domestic capacity to design, develop, and produce advanced drone solutions and systems. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of the Company to control or predict, that may cause the Company’s actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out here in, including but not limited to: the potential impact of epidemics, pandemics or other public health crises, including the COVID-19 pandemic, on the Company’s business, operations and financial condition; the successful integration of technology; the inherent risks involved in the general securities markets; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of cost estimates; the potential for unexpected costs and expenses, currency fluctuations; regulatory restrictions; and liability, competition, loss of key employees and other related risks and uncertainties disclosed under the heading “Risk Factors” in the Company’s most recent filings filed with securities regulators in Canada on the SEDAR website at www.sedar.com and with the United States Securities and Exchange Commission (the “SEC”) on EDGAR through the SEC’s website at www.sec.gov. The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents managements’ best judgment based on information currently available. No forward-looking statement can be guaranteed, and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.